UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Megalith Financial Acquisition Corporation

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

58518F109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58518F109

1.	Names of Reporting Persons MFA Investor Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,232,222 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,232,222 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,232,222 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 58518F109

1.	Names of Reporting Persons Jay Sidhu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,232,222 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,232,222 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,232,222 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 58518F109

1.	Names of Reporting Persons Bhanu Choudhrie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,232,222 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,232,222 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,232,222 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Issuer’s Class B Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination or earlier at the option of the holder and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-226270). MFA Investor Holdings, LLC is the record holder of the shares reported herein. Jay S. Sidhu, Executive Chairman of the Issuer, and Bhanu Choudhrie, a director of the Issuer, are the managing members of MFA Investor Holdings, LLC and have voting and dispositive power with respect to the shares reported herein.

(2)	Excludes 6,945,778 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 16,928,889 shares of Class A Common Stock and 4,232,222 shares of Class B Common Stock issued and outstanding as of November 14, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

Item 1(a).	Name of Issuer

Megalith Financial Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

545 W. 5th Ave, Suite 1400

New York, NY, 10017

Item 2(a).	Names of Persons Filing

MFA Investor Holdings, LLC, Jay Sidhu and Bhanu Choudhrie (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

545 W. 5th Ave, Suite 1400

New York, NY, 10017

Item 2(c).	Citizenship

MFA Investor Holdings, LLC is a limited liability company formed in Delaware. Jay Sidhu is a citizen of the United States of America. Bhanu Choudhrie is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.

* Class A common stock is the class of common stock of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”), or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to MFA Investor Holdings, LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

58518F109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2018, the Reporting Persons may be deemed to beneficially own 4,232,222 shares of the Issuer’s Class B Common Stock, representing 20% of the total Class A and Class B Common Stock issued and outstanding. The Class B Common Stock is automatically convertible into the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the Reporting Persons, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-226270). The percentage of Class B Common Stock held by the Reporting Persons is based upon 16,928,889 shares of Class A Common Stock and 4,232,222 shares of Class B Common Stock issued and outstanding as of November 14, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

MFA Investor Holdings, LLC is the record holder of the shares reported herein. Mr. Sidhu and Mr. Choudhrie are the managing members of MFA Investor Holdings, LLC. As such, they may be deemed to have or share voting and dispositive power of the shares of Class B Common Stock held directly by MFA Investor Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2019

/s Jay Sidhu,	02/14/2019
as managing member of MFA Investor Holdings, LLC

/s/ Jay Sidhu	02/14/2019

/s/ Bhanu Choudhrie	02/14/2019
** Signature of Reporting Person	Date

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Megalith Financial Acquisition Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2019.

MFA Investor Holdings, LLC

By:	/s/Jay Sidhu
Name:	Jay Sidhu
Title:	Managing Member

/s/Jay Sidhu
Jay Sidhu

/s/ Bhanu Choudhrie
Bhanu Choudhrie